January 20, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Life Insurance Company of New York
JNLNY Separate Account – I (“Registrant”)
File Nos. 333-70384 and 811-08401

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 50 (the “Amendment”) under the Securities Act of 1933, and Amendment No. 185 under the Investment Company Act of 1940, to the registration statement.  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The Amendment includes an additional prospectus for the Perspective II annuity contract (the “PII Contract”). This prospectus will be used in selected distribution channels and will include an optional four-year withdrawal charge period feature (in place of the five-year withdrawal charge period otherwise provided under the PII Contract) and will exclude the optional 20% additional free withdrawal provision. The four-year withdrawal charge period feature and related disclosure is identical to the feature and disclosure contained in a Jackson National Life Insurance Company registered annuity contract, Retirement Latitudes (File No. 333-132128). A courtesy copy of this prospectus (labeled as “Prospectus B”) redlined to the base traditional prospectus for the PII Contract will be provided to Commission Staff.

The base traditional prospectus for the PII Contract is included in the Amendment.  A courtesy copy of the prospectus (labeled as “Prospectus A” ) redlined to the most recent effective prospectus filed in Post-Effective Amendment No.49 filed on October 5, 2010 will be provided to the Commission Staff.

The prospectuses in the Amendment include the following changes:

•	Revised versions of the AutoGuard 5 and AutoGuard 6 Guaranteed Minimum Withdrawal Benefits (GMWBs).
•	Fixed Account restrictions that apply if any contract enhancement endorsement is elected.
•	Revision of GAWA calculation methodology limiting occurrences of “excess withdrawals” when the final payouts of guaranteed withdrawals are made.
•	New disclosure related to confirmation statements.

Please note that several other currently registered annuity contracts will contain these revisions.  Regarding the additional contracts and related registration statements, a request for approval pursuant to Rule 485(b)(1)(vii) will follow this filing.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.

Yours truly,

FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:  Ellen Sazzman
       Joan E. Boros

January 20, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Life Insurance Company of New York
JNLNY Separate Account – I (Perspective II)
File Nos. 333-70384 and 811-08401

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above-referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (517) 367-3872. Yours truly, FRANK J. JULIAN Frank J. Julian Associate General Counsel cc: Ellen Sazzman